UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA provides information on progress in the relocation
of the Tampico Airport project

Monterrey, Mexico, April 22, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB, BMV:OMA), reported today on progress in the structuring and execution of the project for relocating the “General Francisco Javier Mina” International Airport in Tampico, Tamaulipas.

The Ministry of Communications and Transportation (SCT); the Government of the state of Tamaulipas; the municipalities of Altamira, Ciudad Madero, and Tampico; and OMA’s subsidiary, Aeropuerto de Tampico, signed a coordination and collaboration agreement that defines the parameters for carrying out this project.

The agreement delineates the responsibilities and obligations of each of the parties, and provides the bases for the development of the project as a common effort, with the objective of improving the quality of life of the residents of the municipalities of Tampico and Madero and generating an economic development pole in Altamira, while seeking to provide equal or better quality airport services for the residents of the region.  OMA will participate principally in the elaboration of the technical part of the design and the definition of the master development plan.

The property identified for the relocation of the airport is located in the Municipality of Altamira. In accordance with the law, the Government of the state of Tamaulipas has started the proceedings for the acquisition of 2,278 hectares for this purpose. In addition, the Federal Aeronautical Authority, through DGAC, the civil aviation directorate, and SENEAM, Mexico’s air traffic control agency, issued its preliminary technical feasibility study on the suitability of the site.

The parties expect that the time required for the construction of a new airport will be approximately 30 months, with a total cost in excess of Ps. 2,500 million. The airport expansion project does not contemplate investments by OMA. Under the terms of the signed agreement, a public trust will be established by Tamaulipas state for the administration and payment of the project, which will provide transparency and agility in the development of the project.

OMA will continue to operate the current airport until the new facility is ready to start operations and has received authorization from the Federal Aeronautical Authority. The process for relocating the airport will be done in accordance with the terms of the Airport Law.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 970 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 22, 2010